Press Release

Van Herk intends to tender shares in Johnson & Johnson’s bid for Crucell

On December 8, 2010, Crucell N.V. (“Crucell”) and Johnson & Johnson publicly announced a public cash offer (the “Offer”) for all of the issued and outstanding ordinary shares in the capital of Crucell (including all ordinary shares represented by American depositary shares) (the “Shares”) at an offer price of €24.75 per share.

Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. (“Van Herk”) intends to tender its Shares in connection with the Offer.

As of February 9, 2011, Van Herk owns 11.9% of the outstanding Shares.

This is not a recommendation to other holders of the Shares to tender their Shares.

Rotterdam, The Netherlands
February 9, 2011